Copernic Inc. Announces Management Changes

Montreal, Canada September 8th, 2008 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company specializing in internet, desktop and mobile search products, announced the resignation of Mr. Daniel Bertrand, Executive Vice President and Chief Financial Officer, effective immediately. Furthermore Ms. Claire Castonguay, the company’s Controller for the past three years has been appointed Vice-President Finance and Controller while Mr. Ferland, President and CEO will assume the additional responsibilities of Chief Financial Officer on an interim basis.

“We thank Daniel Bertrand for his many years of service to the Company, and wish him well in his future endeavours”, stated Mr. Ferland.

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over one billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Marc Ferland
Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #139
Telephone Local:  (514) 908-4339
Email:  mferland@copernic.com
Website:  www.copernic-inc.com